Tampa Electric Company

TECO Plaza

702 N. Franklin Street

Tampa, FL 33602

October 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tampa Electric Company Registration Statement on Form S-3

Filed October 14, 2022

File No. 333-267890

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tampa Electric Company hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-267890) to October 27, 2022, at 5:00 p.m., Eastern time, or as soon as possible thereafter.

Very truly yours,

Tampa Electric Company

/s/ Michelle V. Szekeres
Michelle V. Szekeres
Associate General Counsel